UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Raptor Pharmaceutical Corp.

(Name of Subject Company)

Misneach Corporation

(Name of Offeror)

An Indirect Wholly Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Kay Chandler

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$833,256,991.80	$83,908.98

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 85,734,327 outstanding shares of common stock of Raptor Pharmaceutical Corp. (“Raptor”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $9.00 per Share, (ii) 5,641,676 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $9.00 per Share, multiplied by $4.05, which is the offer price of $9.00 per Share minus the weighted average exercise price for such options of $4.95 per Share, (iii) 786,654 Shares subject to issuance pursuant to outstanding restricted stock unit awards to acquire Shares, multiplied by the offer price of $9.00 per Share, (iv) 95,804 Shares estimated to be issuable under the employee stock purchase plan, multiplied by the offer price of $9.00 per Share, and (v) 3,428,571 Shares issuable upon the conversion of convertible notes, multiplied by the offer price of $9.00 per Share. The calculation of the filing fee is based on information provided by Raptor as of September 21, 2016.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $259,580.15	Filing Party: Horizon Pharma Public Limited Company
Form or Registration No.: Form S-4 (No. 333-206798)	Date Filed: September 8, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Misneach Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”), at a price of $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Raptor Pharmaceutical Corp. Raptor’s principal executive offices are located at 7 Hamilton Landing, Suite 100, Novato, California 94949. Its telephone number at such address is 415- 408-6200.

(b) The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The Shares are traded on The NASDAQ Global Select Market under the symbol “RPTP.” The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by (i) Parent and (ii) Purchaser. The information set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1	—	“Terms of the Offer”
Section 2	—	“Acceptance for Payment and Payment for Shares”
Section 3	—	“Procedures for Tendering Shares”
Section 4	—	“Withdrawal Rights”
Section 5	—	“Certain Material U.S. Federal Income Tax Considerations”
Section 13	—	“Certain Other Effects”
Section 15	—	“Conditions of the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(iii) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1	—	“Terms of the Offer”
Section 5	—	“Certain Material U.S. Federal Income Tax Considerations”
Section 10	—	“Background of the Offer; Contacts with Raptor”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Raptor”
Section 13	—	“Certain Other Effects”

Subsections (a)(2)(iv), (v) and (vi) are not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8	—	“Certain Information Concerning Purchaser and Parent”
Section 10	—	“Background of the Offer; Contacts with Raptor”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Raptor”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) and (c)(5) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6	—	“Price Range of Shares; Dividends”
Section 11	—	“The Transaction Documents”
Section 12	—	“Purpose of the Offer and Plans for Raptor”
Section 13	—	“Certain Other Effects”
Section 14	—	“Dividends and Distributions”

Subsection (c)(2), (c)(3) and (c)(4) are not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated by reference in this Schedule TO.

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Raptor or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 13 — “Certain Other Effects” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference in this Schedule TO.

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of September 26, 2016

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on September 26, 2016

(a)(5)(i)	Joint Press Release issued by Parent, dated September 12, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)

(b)(i)	Amended and Restated Commitment Letter, dated September 16, 2016, by and among Horizon Pharma, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc.

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among Parent, Purchaser and Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)

(d)(2)	Form of Tender and Support Agreement, dated as of September 12, 2016, by and among Parent, Purchaser and certain stockholders of Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)

(d)(3)	Confidentiality Agreement, dated as of June 6, 2016, by and between Parent and Raptor

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 26, 2016

Misneach Corporation

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer